June 27, 2006



VIA EDGAR and FAX
-----------------

John Cash, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010


     Re:  ADA-ES, Inc.
          Form 10-K for the year ended December 31, 2005
          Form 10-Q for the period ended March 31, 2006
          File No. 0-50216
          ----------------

Dear Mr. Cash:

     On behalf of ADA-ES, Inc. ("we" or the "Company"), we respond as follows to the Staff's comment letter dated June 22, 2006 relating to the above-captioned filings on Forms 10-K and 10-Q. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each immediately thereafter.


     Form 10-KSB for the fiscal year ended December 31, 2005
     -------------------------------------------------------

     Item 6. Management's Discussion and Analysis
     --------------------------------------------
             Liquidity and Capital Resources page 15
             ---------------------------------------

          1. We note your analysis of cash flows on page 16. Please revise your analysis of operating cash flows in future filings to address the significant line items seen on your cash flow statement and provide your readers with insight into the underlying reasons for those changes. For example, it appears that your accounts receivable and accounts payable both increased significantly in 2005, but you have not explained the reasons for these changes. Furthermore, since your accounts receivable turnover appears to have decreased from 2004 to 2005, the increase in your accounts receivable appears to be attributable to more than simply a higher level of annual revenues. Refer to
               Item 303(b) of Regulation S-X and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

     We note the Staff's comment regarding our analysis of cash flows and, as requested, we will revise our analysis of operating cash flow in future filings to address the significant line items shown on our cash flow statement. Such analysis will be expanded to provide the readers with further insight into the underlying reasons for the noted changes.

             Results of Operations page 16
             -----------------------------

          2. We note that you are analyzing revenues on a segmental basis and analyzing all other income statement line items on a consolidated basis. Please revise future filings to analyze your segmental measure of profit or loss, or the individual line items comprising this measure, on a segmental basis. Refer to our Release 33-8350.

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 2



     We note the Staff's comment regarding our analysis of non-revenue income statement items on a consolidated basis. As requested, we will revise our analysis of such items in future filings to address the segmental measure of profit or loss, and/or the individual line items comprising that measure on a segmental basis.


             Item 8A Controls and Procedures, page 19
             ----------------------------------------

          3. We note your disclosure that your "Chief Executive and Financial Officers believe that these controls and procedures are effective to ensure that [you are] able to record, process, summarize and disclose the information [you are] required to disclosure in the reports [you file] with the SEC within the required time periods." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.


     We hereby confirm to you that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We also confirm that we will either revise future filings to clarify this point or to simply state that our disclosure controls and procedures are effective or ineffective without providing the definitions.

             Note 1 - Summary of Nature of Operations and Significant Accounting Policies Nature of Operations, page F-7
             -------------------------------------------------------------------


          4. Based on your disclosures on pages five and 14, we assume that you have a joint venture with Arch Coal. If our assumption is correct, please tell us how you account for your investment in this joint venture. If our assumption is incorrect, please explain this matter to us in more detail. Revise future filings to clarify this matter.

     Although we have entered into an agreement with Arch Coal that provides for the formation of a JV to market and sell certain of our products, those JV activities have thus far been immaterial. Other than an assignment of license rights to the JV, we have made no other investment. The JV agreement contemplated the acquisition and operation of equipment, and the potential for the purchase, treatment and sale of coal. None of those activities have taken place nor does it now appear likely that such activities will ever be significant. The JV owns no assets and has no liabilities. We have accounted for payments received from Arch as revenue and have recorded 100% of all costs related to such activities. We will revise future filings to note that JV activities to date have been immaterial and that the JV owns no equipment and has no outstanding liabilities.

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 3



             Revenue Recognition, page F-8
             -----------------------------

          5. We read that you use percentage of completion accounting for all significant contracts excluding government contracts and chemical sales. We also read that you recognize revenue on government contracts based on the time and expenses incurred to date. We have the following comments:

               o Please provide us with a more detailed description of these significant contracts for which you use percentage of completion accounting, and tell us how you determined that this methodology was appropriate.
               o Please explain to us in more detail how you account for revenues on government contracts, and tell us how you determined that this methodology was appropriate.
               o Please tell us how you account for your commercial mercury emissions control contracts. In this regard, we note your statement on page 4 that these contracts have delivery milestones. If you have any other contracts that have deliverables, please tell us how you account for those contracts.
               o Please tell us if any of your contracts are for the performance of services. If so, please explain to us how you account for those revenues. If you use the percentage of completion method, please tell us how you determined that this methodology was appropriate. Refer to Section 2(F)(2) of our outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/acctdis120105.pdf.
               o Please tell us how you account for revenues from your Combustion Additives segment, including those generated by the JV with Arch Coal and any other revenues.

     A. Detailed description of significant contracts for which we use percentage of completion accounting - The significant contracts for which we use percentage of completion accounting for revenue recognition represent fixed price contracts for the supply of Activated Carbon Injections (ACI) systems and fixed price contracts for commercial mercury emission measurement and consulting services. The ACI contracts may cover a period from 6 months to over a year and the consulting contracts may span a period of several months. We have determined that percentage of completion accounting provides the best measure of periodic income results since we have available evidence of the ultimate proceeds from the fixed price nature of the contracts (APB Statement 4, Paragraph 152). In addition, our estimates of costs to complete and extent of progress toward completion are reasonably dependable, which therefore makes percentage of completion accounting preferable over the completed contract method (ARB No. 45, paragraph
          15).

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 4



     B. Accounting for revenues on government contracts - Revenue on our government contracts is recognized as costs (time, materials and burden rates) are incurred. In this case we believe that both the earnings process is complete and an exchange has taken place so that revenue recognition on that basis is appropriate (APB Statement 4, Paragraph 150). These contracts specifically allow us to invoice and collect amounts from the DOE as we incur costs.

     C. Accounting for commercial mercury emission control contracts - These contracts may be either fixed price or time and materials based, and may be for ACI systems or for services. In the case of fixed price contracts, revenues is recognized as noted in A. above using percentage of completion accounting. For such contracts that are based on time and materials, revenue is recognized as costs are incurred as in B. above. In every case where there are delivery milestones, such milestones determine when we can contractually invoice the customer some proportion of the fixed price amount. The delivery milestones are typically very close to percentage complete such that revenue is usually not too far ahead or behind of invoicing.

     D. Contracts for the performance of services - Several of our contracts are for the performance of services. The description of these contracts and our revenue accounting is described above.

     E. Revenues for Combustion Aids segment - Revenues in the Combustion Aids segment are primarily generated from chemical sales, which are accounted for in the same manner as our other chemical sales described in Revenue Recognition on F-8 of our Consolidated Financial Statements. Revenue on such chemical sales is recognized when products are shipped to customers. A reserve, if any is required, is established for any returns, based on historical trends. Chemical products are shipped FOB shipping point and title passes to the customer when the chemicals are shipped. Our sales agreements do not contain a right of inspection or acceptance provision and products are generally received by customers within one day of shipment. We have had no significant history of non-acceptance, nor of replacing goods damaged or lost in transit. A minor amount of consulting revenue in this segment is recognized as services are performed and collection is assured. With regard to the JV with Arch Coal, amounts received from Arch to reimburse us for costs are recognized as revenue, and we credit Arch a per ton amount on product sold. Amounts received from and credited to Arch Coal in 2005 under the JV were immaterial.

             Goodwill, page F-9
             ------------------

          6. We note your reference to the investment banking firm that performed a valuation of your company. In future filings either name these experts or delete your reference to them. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 5



     We note the Staff comment and will remove the reference to the investment banking firm in future filings.


          7. We read that based upon the 2002 valuation of your company, which was updated in subsequent years, you determined that no impairment of your goodwill was required. Please explain to us in more detail how you determined that your goodwill was not impaired. We remind you that goodwill impairment must be tested at the "reporting unit" level, as that term is defined in SFAS 142, and not at the level of your consolidated company. If you have tested goodwill at the reporting unit level, please revise your disclosure in future filings to clarify this matter.

     The unamortized balance of goodwill carried on our financial statements arose as the result of acquiring the Flue Gas Conditioning (FGC) business and intellectual property of ADA Environmental Solutions. The testing to determine that our goodwill was not impaired was performed on the reporting unit level of our FGC product line, by calculating future expected net cash flows from that reporting unit. Those cash flows were of an amount sufficient to support the carrying value of the goodwill as reported on the financial statements. We will revise our disclosure in future filings to clarify that we have tested goodwill at the reporting unit level.

             Note 3 - Investments, page F-13
             -------------------------------


          8. Please reconcile for us the amount you have disclosed in note three regarding your unrealized gain/loss on investments to the amount you have shown in comprehensive income for "unrealized gains and losses on certain investments in debt and equity securities, net of tax."

     The reconciliation of unrealized gain/loss on investments to the amount we have shown in comprehensive income for unrealized gains and losses on certain investments in debt and equity securities at December 31, 2005 is as follows:

       Gross Unrealized Gain, as per FN3                       $ 146,000
       Gross unrealized Loss, as per FN3                         (94,000)
                                                               ---------
                Net Unrealized Gain                            $  52,000
       Estimated tax provision @ 37.5%                           (19,000)
                                                               ---------
       Accumulated other comprehensive income @ 12/31/05       $  33,000
       Accumulated other comprehensive income @ 12/31/04       $ (34,000)
                                                               ---------
       Unrealized gains and losses on certain Investments in
         Debt and Equity Securities, net of tax                $  (1,000)
                                                               =========

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 6



             Note 6 - Commitments and Contingencies, page F-17
             -------------------------------------------------

          9. We note your discussion, here and on page ten, of your performance guarantees. Please tell us how you have accounted for these performance guarantees and, if these are effectively warranties of your equipment, what consideration you have given to providing the warranty disclosures as indicated in paragraph 14 of FIN 45. Quantify for us, and disclose in future filings if material, the amount, if any, that you have paid under such performance guarantees to date.


     Our performance guarantees are related to performance of non-financial assets that are owned by the guaranteed party and are thus not subject to the initial recognition and initial measurement provisions of FIN 45 per paragraph 7b. We have considered the disclosures indicated by paragraph 14 of FIN 45 but as of December 31, 2005 such amounts were immaterial. We recorded our first accrued liability for performance guarantees in the fourth quarter of 2005 corresponding to our first commercial sale, and so the beginning balance would be zero. There were no reductions to that liability as no payments were made, and the accrual for guarantees issued during the period along with the ending balance amounted to $21,000.

             Note 10 - Business Segment Information, page F- 19
             --------------------------------------------------


          10. In future filings please provide a brief description of the non-allocated general and administrative expenses. Refer to paragraphs 31-32 of SFAS 131.


     We note the Staff's comment and will include a brief description of the non-allocated general and administrative expenses on our business segment information.

             Form 10-Q for the period ended March 31, 2006
             ---------------------------------------------

             Item 2. Management's Discussion and Analysis - Overview
             -------------------------------------------------------


          11. We read that you have deferred $312,000 of costs related to your M&A activities in other long-term assets. Please describe these deferred costs to us, and tell us how you determined that it was appropriate to capitalize these costs. We remind you that only the direct costs of a business combination may be capitalized. Refer to paragraph 24 of SFAS 141.


The deferred costs related to our M&A activities consist of third-party legal fees incurred in due diligence and agreement drafting, an initial payment to a third-party for an expected fairness opinion to be issued to our Board of Directors and other out-of-pocket costs incurred in the ongoing due diligence process. We determined that it was proper to defer and capitalize these costs at March 31, 2006 due to the status of the effort at that time and nature of the costs incurred. We consider such costs direct costs of the potential business combination, which would be included in the cost of an entity acquired in a business combination. In early March 2006 we entered into a non-binding letter of intent to acquire a certain international business and began the due diligence process shortly thereafter, which process was ongoing as of March 31, 2006 and through the date of filing our Form 10-Q.

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 7



             Item 3. Controls and Procedures
             -------------------------------


          12. We read that your "Chief Executive and Financial Officers believe that these controls and procedures are effective to ensure that [you are] able to collect, process and disclose the information [you are] required to disclosure in the reports [you file] with the SEC within the required time periods." This appears to be an abbreviated definition of effective controls and procedures as defined in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that you are able to record, process, summarize and disclose the information you are required to disclosure in the reports you file with the SEC within the required time periods and your disclosure controls and procedure are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

     We hereby confirm to you that our officers concluded that our disclosure controls and procedures are effective to ensure that we are able to record, process, summarize and disclose the information we are required to disclosure in the reports we file with the SEC within the required time periods and that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We also confirm that we will either revise future filings to clarify these points or to simply state that our disclosure controls and procedures are effective or ineffective without providing the definitions.

     Acknowledging Statement
     -----------------------

     ADA-ES, Inc. hereby acknowledges that:
          o It is responsible for the adequacy and accuracy of the disclosures in its filings;
          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the noted filings; and
          o It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash, Branch Chief
Securities & Exchange Commission
June 27, 2006
Page 8



     I believe that this responds to all of the Staff's comments and as presented there is no amendment to any current filing required. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.


                                           Sincerely,

                                           ADA-ES, Inc.

                                           /s/ Mark H. McKinnies


                                           Mark McKinnies
                                           Senior VP and Chief Financial Officer